Exhibit 3.5

CORENERGY INFRASTRUCTURE TRUST, INC.

ARTICLES SUPPLEMENTARY

ESTABLISHING AND FIXING THE RIGHTS AND PREFERENCES OF

CLASS B COMMON STOCK

CORENERGY INFRASTRUCTURE TRUST, INC., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The charter of the Corporation (the “Charter”), authorizes the issuance of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and authorizes the Board of Directors to reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock, and to set or change, subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption of such unissued shares.

SECOND: In accordance with Section 2-208(b) of the Maryland General Corporation Law and pursuant to the authority expressly vested in the Board of Directors by Article VI of the Charter, the Board of Directors has duly reclassified and designated 11,810,000 unissued shares of Common Stock into a separate class designed as “Class B Common Stock.”

THIRD: The following is a description of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, and terms and conditions of redemption of the Class B Common Stock of the Corporation as set by the Board of Directors of the Corporation.

Section 1. Number of Shares and Designation.

A series of Common Stock designated Class B Common Stock (the “Class B Common Stock”) is hereby established and the number of shares constituting such series shall be 11,810,000. The par value of the Class B Common Stock is $0.001 per share. The designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions, of the Class B Common Stock shall be subject in all cases to the provisions of Article VII of the Charter regarding limitations on ownership and transfer of the Corporation’s equity securities.

Section 2. Definitions.

“Affiliate” of any particular Person shall mean any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.

“Board of Directors” shall mean the Board of Directors of the Corporation or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Class B Common Stock.

“Business Day” shall mean any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

“Capital Gains Amount” shall have the meaning set forth in Section 3(c) hereof.

“Cash Available for Distribution” or “CAFD” shall mean the Corporation’s earnings before interest, taxes, depreciation and amortization, less (i) cash interest expense, (ii) preferred dividends, (iii) regularly scheduled debt amortization, (iv) maintenance capital expenditures, (v) Reinvestment Allocation, and plus/minus Other Adjustments, but excluding the impact of any extraordinary or nonrecurring expenses unrelated to the operations of Crimson Midstream Holdings, LLC and all of its subsidiaries, all based on such amounts as calculated by the Corporation for purposes of preparing, and as reflected in, the financial statements and other financial information included in the periodic reports filed by the Corporation with the SEC pursuant to the Exchange Act.

“Change of Control” shall mean, after the original issuance of the Class B Common Stock, the following have occurred and are continuing: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger or consolidation, which is covered by clause (2) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation, to any Person; or (2) the consummation of any transaction (including, without limitation, pursuant to a merger or consolidation), the result of which is the acquisition by any Person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that Person to exercise more than fifty percent (50%) of the total voting power of all shares of the Corporation entitled to vote generally in elections of the Corporation’s directors (except that such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); provided, however, that solely for purposes of the foregoing clause (2) of this definition of “Change of Control,” a “group” shall be deemed to include, in connection with a direct merger with the Corporation of any entity the equity securities of which are registered with the SEC pursuant to Section 12(b) or Section 12(g) of the Exchange Act, the shareholders of such entity with which the Corporation merges.

“Charter” shall have the meaning set forth in the Preamble hereof.

“Class B Common Stock” shall have the meaning set forth in Section 1 hereof.

“Closing Date” shall mean February 4, 2021.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall mean the common stock, par value $0.001 per share, of the Corporation excluding any then outstanding Class B Common Stock.

“Common Stock Base Dividend” means the Common Stock Base Dividend Per Share (as defined below) multiplied by all of the Corporation’s then issued and outstanding shares of Common Stock.

“Common Stock Base Dividend Per Share” shall be defined as follows: (A) for the fiscal quarters of the Corporation ending June 30, 2021, September 30, 2021, December 31, 2021 and March 30, 2022, the Common Stock Base Dividend Per Share shall equal $0.05 per share per quarter; (B) for the  fiscal quarters of the Corporation ending June 30, 2022, September 30, 2022, December 31, 2022 and March 30, 2023, the Common Stock Base Dividend Per Share shall equal $0.055 per share per quarter; and (C) for the fiscal quarters of the Corporation ending June 30, 2023, September 30, 2023, December 31, 2023 and March 30, 2024, the Common Stock Base Dividend Per Share shall equal $0.06 per share per quarter.

“Corporation” shall have the meaning set forth in the Preamble hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“First Year CAFD” shall mean the sum of (i) CAFD for any of the first four quarters completed after the fiscal quarter ending March 31, 2021 and (ii) the CAFD budget for any uncompleted quarters in the first four-quarter period after the fiscal quarter ending March 31, 2021, as approved by the Board of Directors.

“LTM CAFD” shall have the meaning set forth in Section 3(a) hereof.

“Mandatory Conversion” and “Mandatory Conversion Date” shall have the respective meanings set forth for such terms in Section 6(c) hereof.

“Maximum Shares at Conversion” is calculated by dividing (i) the then-applicable LTM CAFD by (ii) the product of (A) 1.25 and (B) four (4) times the then-applicable Common Stock Base Dividend Per Share.

“Notice of Mandatory Conversion” shall have the meaning set forth in Section 6(c) hereof.

“NYSE” shall mean the New York Stock Exchange, Inc. or a successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“NYSE MKT” shall mean the NYSE MKT or a successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“One-for-One Conversion Thresholds” shall have the meaning set forth in Section 6(a) hereof.

“Other Adjustments” shall mean amounts determined in good faith by the Board as increases or decreases of amounts available for distribution, which adjustment will be consistent with past practices, and may include, but would not be limited to, nonrecurring transaction expenses or GAAP to cash variances for lease accounting.

“Person” shall mean any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Reinvestment Allocation” shall mean the amount of nonrecurring cash flow, in the applicable period, retained for reinvestment, as determined by the Board in good faith from time to time.

“SEC” shall mean the United States Securities and Exchange Commission, or any successor to such agency administering the provisions of the Exchange Act.

“Total Distributions” shall have the meaning set forth in Section 3(c) hereof.

“Transfer Agent” shall mean Computershare Trust Company, N.A. or such other agent or agents of the Corporation as may be designated by the Board of Directors or their designee as the transfer agent, registrar and dividend disbursing agent for the Class B Common Stock.

Section 3. Dividends and Distributions.

(a) Subject to the preferential rights of the holders of any class or series of equity securities of the Corporation ranking senior to the Class B Common Stock as to dividends, the holders of the then outstanding Class B Common Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cash dividends in accordance with the provisions of this Section 3(a).  For the fiscal quarters of the Corporation ending June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022, each share of Class B Common Stock shall be entitled to receive dividends equal to the quotient of (i) difference of (A) First Year CAFD multiplied by 0.25 and (B) 1.25 multiplied by the Common Stock Base Dividend, divided by (ii) shares of Class B Common Stock issued and outstanding multiplied by 1.25.  For each fiscal quarter of the Corporation beginning with the fiscal quarter ending June 30, 2022 through and including the fiscal quarter ending on March 30, 2024, each share of Class B Common Stock shall be entitled to receive dividends equal to the quotient of (i) difference of (A) LTM CAFD multiplied by 0.25 and (B) 1.25 multiplied by the Common Stock Base Dividend, divided by (ii) shares of Class B Common Stock issued and outstanding multiplied by 1.25.  Provided however, that in no event shall shares of Class B Common Stock be entitled to receive dividends in an amount per share that is greater than any dividends per share authorized by the Board of Directors and declared with respect to the Common Stock. For the avoidance of doubt, as is the case with Common Stock, dividends declared and payable with respect to the Class B Common Stock shall not be cumulative.  Holders of Class B Common Stock are not entitled to receive dividends paid on such Class B Common Stock if such shares were not issued and outstanding on the record date established by the Corporation’s Board of Directors with respect to any such dividend.

(b) No dividends on the Class B Common Stock shall be declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, or payment or setting apart for payment shall be restricted or prohibited by law.

(c) If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Code or any successor revenue code or section) any portion (the “Capital Gains Amount”) of the total distributions not in excess of the Corporation’s earnings and profits (as determined for United States federal income tax purposes) paid or made available for such taxable year to holders of all classes and series of capital stock (the “Total Distributions”), then the portion of the Capital Gains Amount that shall be allocable to holders of Class B Common Stock shall be in the same proportion that the Total Distributions paid or made available to the holders of Class B Common Stock for such taxable year bears to the Total Distributions for such taxable year made with respect to all classes or series of capital stock outstanding.

(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of the Corporation’s equity securities is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Section 4. Voting Rights.

(a) Holders of the Class B Common Stock shall vote together with the holders of Common Stock, voting as a single class, with respect to all matters on which holders of the Corporation’s Common Stock are entitled to vote.

(b) So long as any shares of Class B Common Stock remain outstanding following the initial issuance of Class B Common Stock, the Corporation shall not, without the affirmative vote or consent of the holders of 66 2/3% of the shares of Class B Common Stock outstanding at any such time, given in person or by proxy, either in writing or at a meeting (voting separately as a single class), in addition to any other vote or consent of stockholders required by the Charter, authorize or issue any additional shares of Class B Common Stock beyond the number of shares authorized in Section 1 of these Articles Supplementary; provided, however, that no such separate class vote or consent of the holders of Class B Common Stock shall be required in connection with the authorization or issuance of additional shares of Class B Common Stock pursuant to any stock split, reverse stock split, stock dividend or similar transaction in which the Class B Common Stock participates on the same basis, and in the same proportion, as the Common Stock.

(c) In any matter in which the Class B Common Stock may vote (as expressly provided herein or as may be required by law), each share of Class B Common Stock shall be entitled to one vote per share.

(d) The holders of shares of Class B Common Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Class B Common Stock, and any such Charter amendment shall require the approval of a majority of the issued and outstanding Class B Common Stock voting as a separate class.

Section 5. Additional Rights and Protections for Holders of Class B Common Stock.

(a) So long as any shares of Class B Common Stock remain outstanding following the initial issuance of Class B Common Stock, the holders of Class B Common Stock shall be entitled to receive, in the same form, manner and proportion relative to their ownership of the Corporation’s common equity securities as the holders of Common Stock, any consideration (consisting of cash, securities or any other property) that the holders of then-outstanding shares of Common Stock become entitled to receive as a result of any Change of Control with respect to the Corporation.

(b) Additionally, beginning on the Closing Date and continuing for so long as any shares of Class B Common Stock remain outstanding following the initial issuance of Class B Common Stock, the Corporation shall not amend its Charter in any manner that would have the effect of: (i) impacting the dividend and distribution rights of holders of Class B Common Stock by reducing the dividend rate applicable to Class B Common Stock as provided in these Articles Supplementary, changing the form of payment of dividends with respect to the Class B Common Stock, or otherwise making any change to the priority of outstanding shares of Class B Common Stock as to the payment of dividends in relation to any other class or series of the Corporation’s equity securities outstanding as of the Closing Date; or (ii) impacting the rights of holders of Class B Common Stock in the event of any liquidation, dissolution or Change of Control of the Corporation by (A) reducing the amount payable to, or changing the applicable form of payment to be received by, holders of Class B Common Stock upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, or in connection with any Change of Control or (B) making any change to the priority of the liquidation preferences of outstanding shares of Class B Common Stock in relation to any other class or series of the Corporation’s equity securities outstanding as of the Closing Date.

Section 6. Mandatory Conversion of Class B Common Stock to Common Stock.

(a) Subject to the provisions of Section 6(c) below, shares of Class B Common Stock will be converted into shares of Common Stock on a one-share-for-one-share basis if, at any time following the initial issuance of shares of Class B Common Stock, any of the following conditions shall be satisfied (collectively, the “One-for-One Conversion Thresholds”): (i) the Board of Directors shall authorize and the Corporation shall declare any quarterly dividend per outstanding share of Common Stock in excess of the then-applicable Common Stock Base Dividend Per Share; (ii) the Corporation shall issue additional shares of Common Stock for any purpose other than in connection with (A) any director or management compensation plan or equity award, (B) any issuance of Common Stock pursuant to the Corporation’s existing Dividend Reinvestment Plan (“DRIP”) for holders of Common Stock (or as may be modified or replaced with a similar DRIP plan in the future) (C) any issuance of Common Stock with respect to the conversion rights of either (1) the Corporation’s 5.875% Convertible Senior Notes due 2025 or (2) the Corporation’s 7.375% Series A Cumulative Redeemable Preferred Stock, (D) any issuance of Common Stock in a transaction in exchange for consideration that has been approved as representing fair value for the issuance of such Common Stock by the Corporation’s Board of Directors or (E) an issuance of Common Stock pursuant to any stock split, reverse stock split, stock dividend or similar transaction in which the Class B Common Stock participates on the same basis, and in the same proportion, as the Common Stock; or (iii) the Board of Directors shall authorize and the Corporation shall declare the payment of a dividend per share with respect to the Class B Common Stock equal to the then-applicable Common Stock Base Dividend Per Share for each of any four consecutive fiscal quarters of the Corporation during a period beginning with the fiscal quarter of the Corporation ending June 30, 2022 through and including the fiscal quarter of the Corporation ending on March 30, 2024.

(b) Additionally, subject to the provisions of Section 6(c) below, and in the event that no conversion of Class B Common Stock to Common Stock occurs as a result of the prior satisfaction of any of the One-for-One Conversion Thresholds prescribed in Section 6(a) above, upon the occurrence of the third anniversary of the Closing Date, shares of Class B Common Stock will be converted into shares of Common Stock, with the number of shares of Common Stock issuable for each then-outstanding share of Class B Common Stock to be determined by a ratio equal to the quotient of (i) the difference of (A) Maximum Shares at Conversion and (B) the number of then-outstanding shares of Common Stock, divided by (ii) the number of then-outstanding shares of Class B Common Stock provided, however, that in no event will shares of Class B Common Stock become convertible into shares of Common Stock pursuant to the preceding formula at a ratio of (x) less than 0.6800 shares of Common Stock per share of Class B Common Stock or (y) greater than 1.000 shares of Common Stock per share of Class B Common Stock.

(c) Upon satisfaction of the conditions set forth in either Section 6(a) or Section 6(b) above, then the Corporation will convert the outstanding shares of Class B Common Stock (or the right to receive shares of Class B Common Stock, as applicable) into shares of Common Stock (the “Mandatory Conversion”, with the date selected by the Corporation for any Mandatory Conversion pursuant to this Section 6(c) being the “Mandatory Conversion Date”).  In any such event, the Corporation shall, within ten (10) Business Days following (as applicable) either (i) the date on which any of the One-for-One Conversion Thresholds prescribed in Section 6(a) is satisfied or (ii) the third anniversary of the Closing Date, provide a notice of the Mandatory Conversion to each holder of record of shares of Class B Common Stock (such notice, a “Notice of Mandatory Conversion”).  The Corporation shall pay all accrued and unpaid dividends due on the Class B Common Stock to but not including the Mandatory Conversion Date.  The Common Stock received in return shall accrue dividends beginning on the Mandatory Conversion Date.  The Mandatory Conversion Date selected by the Corporation shall be no less than five (5) Business Days and no more than fifteen (15) Business Days after the date on which the Corporation provides the Notice of Mandatory Conversion to such record holders. The Notice of Mandatory Conversion shall state, as appropriate:

i.	the Mandatory Conversion Date selected by the Corporation;

ii.	the conversion rate as in effect on the Mandatory Conversion Date; and

iii.	the number of shares of Common Stock to be issued to such record holder upon conversion of each share of Class B Common Stock held by such holder.

(d) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Class B Common Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of a number of shares of Class B Common Stock equal to the sum of (i) the total number of shares of Class B Common Stock then outstanding plus (ii) all additional shares of Class B Common Stock which the Corporation remains obligated to issue pursuant to any then-existing contractual commitments (subject to additional conditions or otherwise).  Any shares of Common Stock issued upon conversion of Class B Common Stock shall be duly authorized, validly issued, fully paid and nonassessable.

Section 7. Ranking and Liquidation Preference.

In respect of rights to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the Class B Common Stock shall rank (i) senior to all equity securities issued by the Corporation in the future, the terms of which specifically provide that such equity securities rank junior to the Class B Common Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, (ii) on a parity with the Common Stock and all equity securities issued by the Corporation in the future, the terms of which specifically provide that such equity securities rank on a parity with the Class B Common Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, and (iii) junior to the 7.375% Series A Cumulative Redeemable Preferred Stock, the Series B Redeemable Convertible Preferred Stock, the 9.00% Series C Exchangeable Preferred Stock and all equity securities issued by the Corporation in the future, the terms of which specifically provide that such equity securities rank senior to the Class B Common Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation. The term “equity securities” does not include convertible debt securities, which will rank senior to the Class B Common Stock prior to conversion. All shares of Class B Common Stock shall rank equally with one another and shall be identical in all respects.

Section 8. Restrictions on Transfer, Acquisition, Conversion and Redemption of Shares.

(a) The Class B Common Stock is subject to all of the limitations, terms and conditions of the Corporation’s Charter, including but not limited to the terms and conditions (including exceptions and exemptions) of Article VII of the Charter. The foregoing sentence shall not be construed to limit to the Class B Common Stock the applicability of any other term or provision of the Charter.

(b) Following the one year anniversary of the Closing Date, outstanding shares of Class B Common Stock may be transferred by any holder thereof without the prior approval of the Board of Directors, but only in transactions pursuant to which such holder would transfer (i) shares of Class B Common Stock to Affiliates of such holder or (ii) at least fifteen percent (15%) of the shares of Class B Common Stock then held by such holder. No such transfer of shares of Class B Common Stock pursuant to this subparagraph (c) shall be effective unless the holder of such shares delivers to the Corporation an opinion of counsel for the holder, in form and substance satisfactory to the Corporation, to the effect that the transfer of the shares is in compliance with applicable federal and state securities laws (the “Legal Opinion”), and a statement of the holder, in form and substance satisfactory to the Corporation, making appropriate representations and warranties regarding compliance with applicable federal and state securities laws.  If the holder of shares of Class B Common Stock elects to transfer his, her or its shares pursuant to this subparagraph (c), then such holder shall (in addition to furnishing the Legal Opinion) notify the Corporation in writing of the number of shares of Class B Common Stock to be transferred and the aggregate sales price of such shares, with such written notice furnished to the Corporation no later than five (5) Business Days prior to the transfer.

Section 9. Shares of Stock To Be Retired.

All shares of Class B Common Stock which shall have been issued and redeemed, purchased or reacquired in any manner by the Corporation shall, after such redemption, repurchase or other reacquisition, have the status of authorized but unissued shares of Common Stock of the Corporation, without designation as to class or series, until such shares are reclassified by the Board of Directors.

Section 10. Record Holders.

The Corporation and the Transfer Agent may deem and treat the record holder of any Class B Common Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 11. Listing.

The Class B Common Stock will not be listed on any exchange, including without limitation the NYSE and the NYSE MKT.

Section 12. Exclusion of Other Rights.

The Class B Common Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Charter and these Articles Supplementary.

Section 13. Headings of Subdivisions.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 14. Severability of Provisions.

If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Class B Common Stock set forth in the Charter and these Articles Supplementary are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the Class B Common Stock set forth in the Charter which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Class B Common Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 15. No Preemptive Rights.

No holder of shares of Class B Common Stock shall have any preemptive or preferential right to subscribe for, or to purchase, any additional shares of stock of the Corporation of any class or series, or any other security of the Corporation which the Corporation may issue or sell.

FOURTH: The shares of Class B Common Stock have been classified and designated by the Board of Directors under the authority contained in Article VI of the Charter.

FIFTH: These Articles Supplementary shall become effective as of 12:02 p.m., Eastern Time, on February 4, 2021.

SIXTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

SEVENTH: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

SIGNATURES APPEAR ON NEXT PAGE

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary as of February 2, 2021.

CORENERGY INFRASTRUCTURE TRUST, INC.

/s/ David J. Schulte
By: David J. Schulte
Title: President

ATTEST: /s/ Rebecca M. Sandring

By: Rebecca M. Sandring
Title: Secretary

[Signature Page to Articles Supplementary – Class B Common Stock]